FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July 2008 (No. 3)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On July 9, 2008, C Panavision Imaging And Tower Semiconductor Announce New Family Of Re-Configurable Linear Image Sensors. Attached please find the press release.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

Panavision Imaging And Tower Semiconductor
Announce New Family Of Re-Configurable
Linear Image Sensors

DLIS-2K and DLIS-4K Developed Using Tower’s APD Process and Pixel IP

Homer, New York, USA, and Migdal Ha’emek, ISRAEL, July 9, 2008 – Panavision Imaging LLC, a pioneering innovator and developer of high performance CMOS image sensors, and Tower Semiconductor, Ltd. (Nasdaq: TSEM, TASE: TSEM), an independent specialty foundry, today announced the DLIS-2K and the DLIS 4K re-configurable line scan CMOS image sensors. The sensors were developed by Panavision using Tower’s Advanced Photo Diode (APD) pixel process and pixel IP, and are to be manufactured in Tower’s 200mm Fab2 in Migdal Ha’emek, Israel.

According to IC Insights Inc., worldwide image sensor market (which includes array and linear image sensors) is expected to grow from over 7 billion dollars in 2008 to 13.2 billion dollars by 2012. Linear imagers are often used in Spectroscopy, barcode, touch screen, OCR, machine vision, measurement, and other applications in consumer, industrial, automotive, and scientific markets.

The addition of the DLIS-2K and DLIS-4K expands and compliments the existing linear product line from Panavision Imaging LLC. The technological advances implemented in these products allow for flexibility in image collection and readout, including: ambient light subtraction, oversampling, non-destructive read mode, binning of different integrations, and a high resolution mode.

“Tower has played a pivotal role in achieving the goals of this project. These image sensors were crafted for state-of-the-art performance through close cooperation with Tower’s engineers,” said Jeffrey Zarnowski, CTO for Panavision Imaging LLC. “Utilizing Tower’s advanced 200mm production line enables imaging characteristics previously not available in linear imagers and at a highly competitive price point.”

“Panavision’s patented imager architecture is known for its high performance by design. We are pleased to complement this design capability with our advanced pixel IP and ultra-low-noise process platform,” said Dr. Avi Strum, general manager of the specialty product line at Tower Semiconductor. “Combined with our high capacity manufacturing capability, these advanced linear sensors are targeted to be among the market’s best selling products.”

Utilizing Tower’s 0.18-micron technology allows for on chip, bit-selectable, Analog to Digital convertor as well as higher data transfer rates versus prior products. Tower’s APD process and pixel IP exhibit improved charge transfer characteristics, for a higher sensitivity over standard photodiodes. The combination of Tower’s technology and Panavision Imaging architecture enables a 4 X 32 micron pixel with sensitivity exceeding 100 V/Lux. Sec.

About Panavision Imaging:
Based in Homer, New York, Panavision Imaging, LLC is a pioneering innovator and developer of high performance CMOS image sensors and related technology. The company’s products are based on several patented and patent pending technologies including Active Column Sensor™ (ACS®), XtremePIX™, and others. Offering sensors in 2D array, line scan and custom, their products are found in many low to high-end imaging applications, serving the consumer, commercial, scientific and industrial markets. For more information and a data sheet, please visit www.PanavisionSVI.com.

About Tower Semiconductor Ltd.
Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower’s customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Boasting two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

Safe Harbor
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, Forms F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Tower Contact:
Tower Semiconductor USA:
Michael Axelrod, (408) 330-6871
pr@towersemi.com

Panavision Contact:
Panavision Imaging, LLC:
Tel: (607) 749-2000
sales@panavisionsvi.com